UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

          [Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON APRIL 24, 2013

DATE, TIME, AND PLACE:

April 24, 2013, at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez – Vice Chairman of the Board of Directors; and Messrs. Conrado Engel, José de Paiva Ferreira, José Roberto Mendonça de Barros, and Mrs. Marília Artimonte Rocca and Viviane Senna Lalli – Directors, and by videoconference, Mr. José Antonio Alvarez Alvarez – Director. Mr. Carlos Alberto López Galán, Senior Vice-President Executive Officer and Mr. Paulo Adriano Rômulo Naliato, Executive Superintendent of Human Resources were also attended the Meeting.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

(a) To know the economics-financials results of the Company relative to the first quarter of the year 2013; (b) To approve the Financial Statements relative to the first quarter of the year 2013; (c)  To approve the rules and regulations of the plan of variable remuneration’s deferral to the year of 2013; (d)  To approve the report, policies and strategies to the management of market risk; (e) To approve the report, policies and strategies to the management of credit risk; (f)  To approve the half year Report of Operational Risk Evaluation, Ongoing Concern Business and the Internal Control Environment, Pursuant to Resolutions CMN 2554/98 and 3380/06; and (g)  To approve the Model of Management and Control of Operational Risks of Santander Brasil.

RESOLUTIONS:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously and without any restrictions:

          [Free English Translation]

(a) Knew  the economics-financials results of the Company relative to the first quarter of the year 2013;

(b) Approved, pursuant to article 17, item X, of the Company’s Bylaws and favorable opinion of the Audit Committee, the Company’s Consolidated Financial Statements regarding the 1st quarter of 2013, prepared in accordance with the Corporation Act, the standards of the National Monetary Council, the Brazilian Central Bank, pursuant document template provided in the Accounting National Financial System Institutions (“COSIF”), and other applicable regulation and laws, which were subject to limited revision of the Independent Auditors Deloitte Touche Tohmatsu Auditores Independentes. Furthermore, it was also approved the Condensed Consolidated Financial Statements prepared in according to IAS – 34  Intermediate Financial Statements from the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and the interpretations of International Financial Reporting Interpretations Committee (“IFRIC”) everything as proposed by the Board of Executive Officers, according to the meeting held on April 23, 2013, at 10:00 a.m. The Directors authorized the Board of Executive Officers to take any necessary measure as to release the documents approved herein upon remittance to the Comissão de Valores Mobiliários - CVM, to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias & Futuros and to the Securities and Exchange Commission – SEC;

It is registered that Mr. Carlos Alberto López Galán, Senior Vice-President Executive Officer,  was on the meeting in order to clarify any questions related to the items (a) and (b) of the Agenda.

(c) Approved, pursuant to the favarable recomendation of the Remuneration and Nomination Committee, the rules and regulations of the plan of variable remuneration’s deferral to the year of 2013;

It is registered that Mr. Paulo Adriano Rômulo Naliato, Executive Superintendent of Human Resources, was on the meeting in order to clarify any questions related to the item (c) of the Agenda;

(d) Approved the report, policies and strategies to the management of market risk, pursuant to the Resolution #3464/07 of the National Monetary Council;

(e) Approved the report, policies and strategies to the management of credit risk, pursuant to the Resolution #3721/09 of the National Monetary Council;

(f) Approved the half year Report of Operational Risk Evaluation, Ongoing Concern Business and the Internal Control Environment, Pursuant to Resolutions, pursuant to the Resolutions #2554/98 and #3380/06 of the National Monetary Council;

(g) Approved the model of Management and Control of Operational Risks of Santander Brasil.

CLOSING: There being no further matters to be resolved, the Meeting has been closed and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, April 24, 2013. Mr. Celso Clemente Giacometti – Chairman of the Company´s Board of Directors; Mr. Marcial Angel Portela Alvarez – Vice – Chairman of the Company´s Board of Directors;  and Messrs. Conrado Engel; José Antonio Alvarez Alvarez; José de Paiva Ferreira; José Roberto Mendonça de Barros;  Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli - Directors. Marco Antônio Martins de Araújo Filho – Secretary.

          [Free English Translation]

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 24, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer